UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 19, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S EXTRAORDINARY MEETING

HELD ON MARCH 18TH, 2026

DATE, TIME AND PLACE: March 18th, 2026, at 4.00 p.m. Due to the importance and urgency of the matter on the Agenda, the meeting was held in the form of a virtual deliberative circuit, as provided in the 2nd paragraph of Section 40 of TIM S.A.’s By-laws (“Company”).

PRESENCE: The Fiscal Council’s Meeting of the Company was held with the presence of Messrs. Walmir Urbano Kesseli, Elias de Matos Brito and Heloisa Belotti Bedicks, regular members of the Company’s Fiscal Council (“CF”), with Mrs. Fabiane Reschke, Secretary, also attended the meeting.

AGENDA: Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“IE”).

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the item on the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Fiscal Council members registered their considerations and discussions as follows:

Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“IE”).

Initially, a brief introduction was presented on the calculation methodology used for the payment of Interest on Equity ("IE") by the Company, as well as the management proposal for the distribution as IE, as follows: (i) the distribution of profits in the amount of R$390,000,000.00 (three hundred and ninety million reais) at R$0.1632708888 (zero point one, six, three, two, seven, zero, eight, eight, eight, eight cents) of gross value per share; (ii) payment will be made until April 30th, 2026, without the application of any monetary restatement index; (iii) shall be considered the date March 23rd, 2026, to identify the shareholders entitled to receive such amounts. Therefore, the shares acquired after said date will be traded ex direito of IE distribution; and (iv) The withholding of Income Tax will be of 17.5% (seventeen point five percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

March 18th, 2026

After the clarifications provided, the members of the Fiscal Council thanked and expressed in favor of the management proposal.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), March 18th, 2026.

FABIANE RESCHKE

Secretary

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, based on the information provided and the clarifications received by the Company's management, expressed their favorable opinion on the presentation, to the Board of Directors of the Company, of the proposal for the distribution as Interest on Shareholders’ Equity in the amount of R$390,000,000.00 (three hundred and ninety million reais) at R$0.1632708888 (zero point one, six, three, two, seven, zero, eight, eight, eight, eight cents) of gross value per share, for payment to be made until April 30th, 2026, without the application of any monetary restatement index, considering the date of March 23rd, 2026, to identify the shareholders entitled to receive such amounts.

Rio de Janeiro, March 18th, 2026.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council

HELOISA BELOTTI BEDICKS Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 19, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer